02028174

Exemption number: 82 4639

02 APR -2 ...

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Head Office Information Centre	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	***2 April 2002***
	Number of pages (including this one):		***1***

SUPPL

Current report 19/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 29 March 2002 Telefonia Dialog SA (a subsidiary of KGHM Polska Miedź S.A.) was granted a permit by the Telecommunications Regulatory Office to provide the full range of telecommunications services arising from its activities as a public fixed-line operator. This permit is valid within the territory of the Republic of Poland, and is granted for a period of 25 years.

KGHM Polska Miedź S.A.
Wojciech Marciniak
DYREKTOR DEPARTAMENTU WSPÓŁPRACY Z INWESTORAMI

WICEPREZES ZARZĄDU
Stanisław Siewierski

Legal basis:
(§81, section 1, point 2 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz.754 with later changes)

PROCESSED
APR 19 2002
THOMSON FINANCIAL

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